Exhibit 99.1

Immutep AIPAC Phase IIb Clinical Results

& Update Global Webcast Slides

SYDNEY, AUSTRALIA – March 26, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3-related immunotherapy treatments for cancer and autoimmune diseases, presented data from its Phase IIb AIPAC clinical trial in HER2-negative / Hormone Receptor positive (HR+) metastatic breast cancer (MBC) on a global webcast.

Webcast Details

The global webcast, details are as follows:

Date & Time:	Thursday, March 26th, 8am Australian Eastern Daylight Time / Wednesday, March 25th, 5pm US Eastern Daylight Time

Register:	Interested parties can register via a link to hear a replay of the webcast via the following link: http://public.viavid.com/index.php?id=138665

The slide deck is available at https://www.asx.com.au/asxpdf/20200326/pdf/44gdp7klks9t11.pdf

The webcast replay and slides, along with other Company presentations are also available at https://www.immutep.com/investors-media/presentations.html

About the AIPAC trial

Active Immunotherapy PAClitaxel (AIPAC) is a Phase IIb clinical trial in HER2-negative/ HR positive metastatic breast cancer. Based on Immutep’s LAG-3 technology, the study evaluates the combination of the Company’s lead product candidate, eftilagimod alpha (efti, LAG-3Ig or IMP321), and a taxane chemotherapy, called paclitaxel, as an immunotherapy. This combination is aimed at boosting the immune response against tumour cells compared to chemotherapy alone. In AIPAC, 227 hormone receptor positive metastatic breast cancer patients are randomised 1:1 to treatment A (paclitaxel chemotherapy plus placebo) or treatment B (paclitaxel chemotherapy plus eftilagimod alpha) for six months.

Patients receive weekly paclitaxel at Days 1, 8 and 15 with either efti of placebo injected subcutaneously, on Days 2 and 16 of each 4-week cycle, repeated for 6 cycles. Thereafter, patients pass over to the maintenance phase with efti alone.

The primary end point is to determine progression-free survival (PFS) and key secondary objectives include overall survival, safety, quality of life and objective response rate.

For more information regarding the AIPAC trial, visit clinicaltrials.gov (identifier NCT02614833) and https://www.ncbi.nlm.nih.gov/pubmed/30977393).

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (or pembrolizumab, an anti-PD-1 therapy) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889